UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           GRUPO ELEKTRA, S.A. de C.V.
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                                (Name of Issuer)

                         Common Shares without par value
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                         (Title of Class of Securities)

                                    40050A201
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                                 (CUSIP Number)


                             Mr. Hugo Salinas Price
                      Edificio Parque Cuiculico (Esmeralda)
                          Av. Insurgentes Sur, No. 3579
                            Col. Tlalpan La Joya 1400
                                   Mexico D.F.
                              (011) 5255-8582-7805
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 30, 2004
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             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP NO. 40050A201                                      PAGE  2   OF   5  PAGES
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============== =================================================================
      1
               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Hugo Salinas Price
-------------- -----------------------------------------------------------------
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|

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      3
               SEC USE ONLY

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      4
               SOURCE OF FUNDS*

               PF
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      5
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

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      6
               CITIZENSHIP OR PLACE OF ORGANIZATION

               Mexico
--------------------- ---------- -----------------------------------------------
     NUMBER OF            7
                                 SOLE VOTING POWER
       SHARES
                                 129,392,609
         BY
                     ---------- ------------------------------------------------
        EACH              8

     REPORTING                   SHARED VOTING POWER

    PERSON WITH                  -0-
                      ---------- -----------------------------------------------
                          9
                                 SOLE DISPOSITIVE POWER

                                 6,886,050
                      ---------- -----------------------------------------------
                         10
                                 SHARED DISPOSITIVE POWER

                                 -0-
-------------- -----------------------------------------------------------------
     11
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               129,392,609
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     12
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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     13
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               54.6%
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     14
               TYPE OF REPORTING PERSON (See Instructions)
               IN
-------------- -----------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the beneficial ownership of Common Stock, no par value (the "Common Shares"), of Grupo Elektra, S.A. de C.V. (the "Issuer"). The address of the principal executive office of the Issuer is Edificio Parque Cuiculico (Esmeralda), Av Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F.


ITEM 2.  IDENTITY AND BACKGROUND.

         Mr. Hugo Salinas Price is a member of the Board of Directors and Honorary President of the Issuer. The principal business address for Mr. Hugo Salinas Price is Edificio Parque Cuiculico (Esmeralda), Av. Insurgentes Sur, No. 3579, Col. Tlalpan La Joya, 14000 Mexico, D.F. Mr. Hugo Salinas Price is a citizen of the United Mexican States.

         During the last five years, Mr. Hugo Salinas Price has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 30, 2004, Mr. Hugo Salinas Price received a donation of 6,886,050 Common Shares from his son, Mr. Ricardo Salinas Pliego.


ITEM 4.  PURPOSE OF TRANSACTION.

         The transfer of Common Shares by Mr. Ricardo Salinas Pliego to Mr. Hugo Salinas Price resulted in the donation of 6,886,050 Common Shares by Mr. Ricardo Salinas Pliego and the subsequent beneficial ownership of such Common Shares by Mr. Hugo Salinas Price. Mr. Hugo Salinas Price has made no proposals and has entered into no agreements which could be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D.


ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER.

  (a) As of the date hereof, Mr. Hugo Salinas Price has received through donation 6,886,050 Common Shares and has voting power with respect to an additional 122,506,559 Common Shares for various members of his family. As a result, Mr. Hugo Salinas Price may be deemed to beneficially own 129,392,609 Common Shares representing 54.6% of the Common Shares of the Issuer.

  (b) Mr. Hugo Salinas Price has voting power with respect to 129,392,609 Common Shares.

  (c)    None.

  (d)    None.

  (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following is filed herewith as an Exhibit to this Schedule 13D:

Exhibit 1 - Power of Attorney

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of this 25th day of June, 2004.



HUGO SALINAS PRICE



By:  /s/  Rafael Martinez de Ita
   --------------------------------
    Attorney-In-Fact